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February 26, 2009

Mail Stop 3010

Filed via EDGAR

Jorge L. Bonilla, Senior Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Royal Invest International Corp.

To Whom It May Concern:

On behalf of Royal Invest International Corp., Commission File Number 000-27097, as per our conversation, it was agreed with you that we will file our complete response on or before Friday, March 5, 2010.   If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

cc: Cicelia LaMothe, SEC Branch Chief

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